FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For July 7, 2008
Commission File Number 0- 50822
NWT URANIUM CORP.
(Translation of Registrant’s name into English)
36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                 Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                 No ☑

This Form 6-K consists of:
“Azimut Exploration Inc. (“Azimut”) and NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF) (“NWT”) concluded an agreement to terminate the option agreements previously granted by Azimut to NWT on the North Rae and Daniel Lake properties located in the Ungava Bay region, Nunavik, Quebec. Azimut considers this termination agreement as a major step in its plan to accelerate the exploration of these two 100%-owned uranium properties.
The termination of the option agreements is conditional upon Azimut making a cash payment within 90 days to NWT of $4,000,000, which Azimut plans to finance by way of an equity financing, and issuing of 1,100,000 common shares of Azimut to NWT. The shares to be issued to NWT will be subject to a one-year hold period commencing on the date of issuance. In the event that Azimut is unable to satisfy these conditions, the termination agreement will have no further force or effect and the current option agreements will remain valid and enforceable. The shares issuance and the termination of the option agreements are conditional on the approval of the TSX Venture Exchange.
The North Rae and Daniel Lake properties comprise 1,853 and 972 claims, respectively, covering areas of 827 km2 and 440 km2. Exploration performed during the past two years on Azimut’s properties in the region has demonstrated the existence of uranium mineralization at regional-scale. Azimut believes that it controls a large part of the significant uranium targets in the Ungava Bay region with its six properties totaling 8,465 claims.
The preparation of an exploration program is being finalized for the North Rae and Daniel Lake properties, which will include a substantial drilling phase. This program is planned to start in July.
This press release was prepared by geologist Jean-Marc Lulin, Azimut’s Qualified Person as defined by NI 43-101.”

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.
By:	/s/ John P. Lynch
John P. Lynch
President and Chief Executive Officer

Date: July 7, 2008